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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Blockbuster Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

093679108

(CUSIP Number)

September 20, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0145
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Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Blockbuster Inc.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

093679207

(CUSIP Number)

September 15, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 093679108

1.	Name of Reporting Person and I.R.S. Identification No.: UBS AG (for the benefit and on behalf of UBS Investment Bank and Wealth Management USA, business groups of UBS AG (See Item 7))

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 7,934,504 shares of Class A Common Stock

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 7,934,504 shares of Class A Common Stock

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,934,504 shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.73% of Class A Common Stock

12.	Type of Reporting Person: BK

13G
CUSIP No. 093679207

1.	Name of Reporting Person I.R.S. Identification No.: UBS AG (for the benefit and on behalf of UBS Investment Bank and Wealth Management USA, business groups of UBS AG (See Item 7))

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,436,117 shares of Class B Common Stock

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,436,117 shares of Class B Common Stock

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,436,117 shares of Class B Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.16% of Class B Common Stock

12.	Type of Reporting Person: BK

Item 1(a) Name of Issuer
Blockbuster Inc
Item 1(b) Address of Issuer’s Principal Executive Offices:
1202 Elm Street
Dallas, TX 75720
United States
Item 2(a) Name of Person Filing:
UBS AG
Item 2(b) Address of Principal Business Office:
UBS AG’s principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland
Item 2(c) Citizenship:
Switzerland
Item 2(d) Title of Class of Securities
1. Class A Common Stock
2. Class B Common Stock
Item 2(e) CUSIP Number:
1. 093669108 Class A Common Stock
2. 093679207 Class B Common Stock
Item 3. Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no-action relief granted by the staff of the Securities and Exchange
Commission.
Item 4 (a)-(c)(iv). Ownership:
Items 5-11 of the cover pages are incorporated by reference.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7. Identification and Classification of the Subsidiary That Acquired the
Security Being Reported on By the Parent Holding Company:
This statement on Schedule 13G is being filed by UBS AG on behalf of itself and the subsidiaries listed below. The securities being reported on by UBS AG were acquired directly by UBS AG directly and certain of such subsidiaries.
UBS AG London Branch
UBS Portfolio LLC
UBS AG Frankfurt
UBS Ltd
UBS Warburg Private Clients Ltd
UBS AG Tokyo branch
UBS AG (Switzerland)
UBS Warburg Securities (Pty) Ltd (South Africa)
UBS International Ltd
UBS Warburg Securities Ltd
Banco UBS Warburg S.A
UBS Warburg Corretora de Cambio e Valores
Mobiliarios S.A.
UBS Warburg Trading S.A.
UBS Bunting Warburg Inc
UBS Capital Americas Investments III, Ltd.
UBS Capital II LLC
UBS Capital LLC
UBS AG Brazil
UBS Limited
UBS Capital Americas Investments II Ltd
SBC Equity Partners AG
UBS Capital Asia Pacific Ltd
UBS Capital Holdings LLC
UBS Capital Jersey Ltd
UBS Capital BV
UBS (USA) Inc
UBS Warburg AG (Frankfurt)
UBS Securities Australia Ltd
UBS Securities (Japan) Ltd
UBS Securities LLC
UBS Securities New Zealand Limited
UBS New Zealand Limited
UBS AG Australia Branch
UBS Capital Markets LP
UBS Capital Latin America LDC
UBS Securities France SA
UBS AG Canada Branch
UBS Cayman Ltd.
PaineWebber Capital Inc
Paine Webber International Inc
UBS Fiduciary Trust Company
UBS Financial Services Incorporated of Puerto Rico
UBS Americas Inc
UBS Financial Services Inc.

Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10. Certification:
By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.
By: /s/ Teresa Ressel
Teresa Ressel
Managing Director

By: /s/ Per Dyrvik
Per Dyrvik
Managing Director

Date: September 30, 2005